UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*
CIBT Education Group Inc.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
CA17163Y1025
(CUSIP Number)
Shane Corporation S.àr.l
c/o Camden Partners Holdings, LLC
500 East Pratt Street
Suite 1200
Baltimore, Maryland 21202
Attention: Donald W. Hughes
Tel: (410) 878-6800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 10, 2007
(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	CA17163Y1025	Page	2	of	18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shane Corporation S.àr.l.

2	Check The Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Luxembourg

	7	SOLE VOTING POWER:

NUMBER OF		10,000,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,000,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	10,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	CA17163Y1025	Page	3	of	18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Shane GP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,000,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		10,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	10,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	CA17163Y1025	Page	4	of	18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Camden Partners Strategic Fund III, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):

	☐

6	CITIZENSHIP OR PLACE OF ORGANZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,000,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		10,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	10,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	CA17163Y1025	Page	5	of	18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Camden Partners Strategic Fund III-A, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,000,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		10,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	10,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	CA17163Y1025	Page	6	of	18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Camden Partners Strategic Manager, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,000,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		10,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	10,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	CA17163Y1025	Page	7	of	18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Camden Partners Strategic III, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,000,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		10,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	10,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	CA17163Y1025	Page	8	of	18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard M. Berkeley

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,000,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		10,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	10,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	CA17163Y1025	Page	9	of	18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Donald W. Hughes

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,000,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		10,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	10,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	CA17163Y1025	Page	10	of	18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard M. Johnston

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,000,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		10,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	10,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	CA17163Y1025	Page	11	of	18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David L. Warnock

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,000,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		10,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	10,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Page 12 of 18 Pages
ITEM 1. SECURITY AND ISSUER
     This statement relates to the common shares (“Common Shares”) of CIBT Education Group Inc., a corporation incorporated in the Province of British Columbia, Canada (the “Issuer”). The address of the principal executive office of the Issuer is Suite 1200, 777 West Broadway, Vancouver, British Columbia, Canada V5Z 4J7.
ITEM 2. IDENTITY AND BACKGROUND
(a) This statement is being filed by Shane Corporation S.àr.l. (“Shane Corporation”), Shane GP (“Shane GP”), Camden Partners Strategic III, LLC (“CPS III”), Camden Partners Strategic Manager, LLC (“CPSM”), Camden Partners Strategic Fund III, L.P. (“CPS Fund III”), Camden Partners Strategic Fund III-A, L.P. (“CPS Fund III-A” and together with CPS Fund III, the “Funds”) and Messrs. Richard M. Berkeley, Donald W. Hughes, Richard M. Johnston, and David L. Warnock. CPS III is the general partner of each of CPS Fund III and CPS Fund III-A. CPSM is the managing member of CPS III. Messrs. Berkeley, Hughes, Johnston and Warnock are the managing members of CPSM (the “Managing Members”). Shane Corporation, Shane GP, CPS III, CPSM, the Funds, and Messrs. Berkeley, Hughes, Johnston and Warnock are sometimes referred to herein collectively as the “Reporting Persons.”
     Shane GP is the sole shareholder of Shane Corporation. CPS Fund III and CPS Fund III-A are the partners of Shane GP. CPS III is the sole general partner of each of CPS Fund III and CPS Fund III-A. CPSM is the managing member of CPS III. Messrs. Berkeley, Hughes, Johnston and Warnock are the managing members of CPSM. Mr. Warnock is the manager of Shane Corporation.
(b) The address of the registered office of Shane Corporation is 20, rue de la Poste, L-2346 Luxembourg. The address of the principal business office of the Reporting Persons is c/o Camden Partners Holdings, LLC, 500 East Pratt Street, Suite 1200, Baltimore, Maryland 21202.
(c) The principal businesses of Shane Corporation and Shane GP are to invest in businesses primarily located outside the United States. The principal businesses of CPS Fund III and CPS Fund III-A are to invest in businesses located primarily in the United States. The principal business of CPS III is to act as general partner of each of CPS Fund III and CPS Fund III-A. The principal business of CPSM is to act as the managing member of CPS III. The principal business of each of Messrs. Berkeley, Hughes, Johnston and Warnock is to act as officers, directors, members, managing members, general partners or limited partners, as applicable, of corporations, partnerships or limited liability companies, as the case may be, some of which may be deemed to be affiliates of, or may provide management services to, Shane Corporation, Shane GP, CPS III, CPSM, and the Funds. Messrs. Berkley, Hughes, Johnston and Warnock are parties to written employment agreements with Camden Partners Holdings, LLC, a Delaware limited liability company (“Camden Holdings”), which provides management services to CPS III and affiliates of CPS III, CPSM, CPS Fund III and CPS Fund III-A and is an investment adviser registered under the Investment Advisor Act of 1940, as amended.

Page 13 of 18 Pages
(d)-(e) During the past five years, none of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Shane Corporation is a private limited liability company (société à responsabilitée limitée) incorporated in Luxembourg. Shane GP is a Delaware general partnership. Each of CPS III and CPSM is a Delaware limited liability company. Each of CPS Fund III and CPS Fund III-A is a Delaware limited partnership. Each of Messrs. Berkeley, Hughes, Johnston and Warnock is a United States citizen.
ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     On December 10, 2007, in accordance with the terms of the Agreement and Plan of Reorganization dated as of December 10, 2007 (the “Reorganization Agreement”), Shane Corporation, among other things, exchanged 5,361,677 common shares of CIBT School of Business & Technology Corp. it held (the “Exchange Shares”) for 10,000,000 shares of the Issuer’s Common Shares (the “Securities”).
ITEM 4. PURPOSE OF TRANSACTION
     Shane Corporation acquired the Securities currently held by it for investment purposes. Depending on market conditions, a continuing evaluation of the business and prospects of the Issuer and other factors, it may determine to dispose of or acquire additional securities of the Issuer or dispose of the Securities. Except as described in this Schedule 13D, none of the Reporting Persons has any present plans (but each reserves the right to do so in the future), which relate to or would result in:
(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

Page 14 of 18 Pages
(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s governing documents or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Act”);

(j)	Any action similar to any of those enumerated above.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a)-(b) Shane Corporation is the record owner of all of the Securities. The Securities represent 16.5% of the Issuer’s issued and outstanding Common Shares, which percentage is calculated based upon 60,685,035 Common Shares issued and outstanding on December 10, 2007.
     As a result of the relationships described in Item 2(a) above, each of the Reporting Persons other than Shane Corporation may be deemed to own beneficially the Securities owned by Shane Corporation. Each of Shane GP, CPS III, CPSM, the Funds and the Managing Members disclaims beneficial ownership of the Securities, except to the extent of their respective pecuniary interest therein.
     Shane Corporation has the sole voting and dispositive power with respect to the Securities. Since each of the other Reporting Persons may be deemed to own beneficially the Securities, they may each be deemed to have shared voting and dispositive power with respect to the Securities.
     (c) Except as described in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Issuer’s capital stock during the last 60 days.
     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the Securities beneficially owned by any of the Reporting Persons.
     (e) Not applicable.

Page 15 of 18 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     Pursuant to the terms of the Reorganization Agreement, among other things, Shane Corporation exchanged the Exchange Shares for the Securities. Pursuant to the terms of the Reorganization Agreement, Shane Corporation has agreed to forfeit 966,667 of the Securities to the Issuer upon notice by the Issuer if, within two years following December 10, 2007, the Issuer’s Common Shares have traded above US$3.00 per share for at least nine consecutive months. References herein to “US$” shall mean U.S. dollars.
     Pursuant to the terms of the Stockholders’ Voting Agreement, dated December 10, 2007 (the “Voting Agreement”), by and among the Issuer, Shane Corporation and Mr. Toby Chu, Mr. Timothy Leong, and Concordia Financial Corp. (collectively, the “Current Holders”), Shane Corporation is entitled to designate two directors to the Board of Directors of the Issuer (the “Shane Designees”). The Voting Agreement provides that the Shane Designees are initially Mr. Warnock and Mr. Jack Brozman and that, unless otherwise agreed by the parties thereto, one of the Shane Designees shall be Mr. Warnock during the term of the Voting Agreement. The terms of the Voting Agreement require the parties thereto to vote all of their voting shares of the Issuer in favor of the Shane Designees until termination of the Voting Agreement, which termination shall occur on the earlier of Shane Corporation holding less than 10% of the issued and outstanding Common Shares and the second anniversary of the date of the Voting Agreement. As a consequence, the parties to the Voting Agreement may be deemed to be members of a group pursuant to Rule 13d-5(b)(1) of the Act. Based on the number of Common Shares reported in Amendment No. 5 to the Issuer’s Form 20-F filed December 11, 2007 as being beneficially owned by Mr. Chu (including Concordia Financial Management Corp.) and Mr. Leong, Mr. Chu and Mr. Leong, after taking into account the issuance of the Securities to Shane Corporation, beneficially own 5.8% and 1.5% of the issued and outstanding Common Shares, respectively. Each of Shane Corporation and the other Reporting Persons not party to the Voting Agreement disclaims beneficial ownership of any shares of the Issuer’s capital stock beneficially owned by the Current Holders.
     Pursuant to the terms of the Registration Rights Agreement, dated December 10, 2007 (the “Registration Rights Agreement”), by and among the Issuer and Shane Corporation, the Issuer agreed, under certain circumstances, to register the resale of the Securities under the Securities Act of 1933.
     In addition, pursuant to a subscription agreement between the Issuer and Shane Corporation, Shane Corporation has offered to subscribe for additional equity interests of the Issuer in a private placement for aggregate consideration of US$1,500,000 (the “Subscription”). The number of units of the Issuer (each a “Unit”) to be purchased will be determined upon conversion of the US$1,500,000 at the then-current currency exchange rate. Each Unit has a purchase price of C$1.90 per Unit. Each Unit consists of one Common Share and one-half of a share purchase warrant, with each whole warrant (a “Warrant”) entitling the holder to purchase an additional Common Share at a price of C$2.25 per share for a period of two years. If the Common Shares trade at a price of C$3.38 or higher for 120 consecutive trading days at any time following issuance of the Warrant, then at the Issuer’s election, any unexercised Warrants will automatically expire on the 30th day following the delivery of written notice of such election to

Page 16 of 18 Pages
the holders of the Warrant. The offer has not been accepted by the Issuer, and is conditional upon approval by the TSX Venture Exchange and satisfaction of other customary conditions. If such conditions are satisfied and the Subscription is consummated, the Reporting Persons intend to amend this Schedule 13D accordingly. References herein to “C$” mean Canadian dollars.
     The descriptions of the terms of the Reorganization Agreement and the Voting Agreement contained herein are summaries, do not purport to be complete, and are qualified in their entirety by reference to the Reorganization Agreement and the Voting Agreement referred to in Item 7 below as Exhibits 2 and 3, respectively, and each of which is incorporated herein by reference.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
     The following exhibits are filed herewith:
     Exhibit 1 – Agreement regarding filing of joint Schedule 13D.
     Exhibit 2 –Agreement and Plan of Reorganization, dated December 10, 2007, by and among the Issuer, CIBT and Shane Corporation.
     Exhibit 3 – Stockholders’ Voting Agreement, dated December 10, 2007, by and among the Issuer, Shane Corporation, Mr. Toby Chu, Mr. Timothy Leong, and Concordia Financial Corp.

Page 17 of 18 Pages
SIGNATURE
     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: December 18, 2007
SHANE CORPORATION S.ÀR.L

By: Title:	/s/ David L. Warnock Manager

SHANE GP
By:	Camden Partners Strategic Fund III, L.P., and
Camden Partners Strategic Fund III, L.P., its partners

By:	Camden Partners Strategic III, LLC,
their General Partner

By:	Camden Partners Strategic Manager, LLC,
its Managing Member

By: Name:	/s/ Donald W. Hughes Donald W. Hughes
Title:	Managing Member

CAMDEN PARTNERS STRATEGIC FUND III, L.P.
By:	Camden Partners Strategic III, LLC,
its General Partner

By:	Camden Partners Strategic Manager, LLC,
its Managing Member

By:	/s/ Donald W. Hughes

Name:	Donald W. Hughes
Title:	Managing Member

Page 18 of 18 Pages

CAMDEN PARTNERS STRATEGIC FUND III-A, L.P.

By:	Camden Partners Strategic III, LLC,
its General Partner

By:	Camden Partners Strategic Manager, LLC,
its Managing Member

By: Name:	/s/ Donald W. Hughes Donald W. Hughes
Title:	Managing Member

CAMDEN PARTNERS STRATEGIC III, LLC
By:	Camden Partners Strategic Manager, LLC,
its Managing Member

By:	/s/ Donald W. Hughes

Name:	Donald W. Hughes
Title:	Managing Member

CAMDEN PARTNERS STRATEGIC MANAGER, LLC
By:	/s/ Donald W. Hughes

Name:	Donald W. Hughes
Title:	Managing Member

/s/ Donald W. Hughes Donald W. Hughes, an Individual

/s/ Donald W. Hughes, Attorney-in-Fact Richard M. Johnston, an Individual

/s/ Donald W. Hughes, Attorney-in-Fact David L. Warnock, an Individual

/s/ Donald W. Hughes, Attorney-in-Fact Richard M. Berkeley, an Individual